Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Current Report on Form 8-K, dated March 20, 2026, of our report dated March 12, 2026 which includes an explanatory paragraph relating to the Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I) ability to continue as a going concern, relating to the financial statements of Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I), as of December 31, 2025 and for the period from June 24, 2024 (Inception) through December 31, 2024, which is contained in this Current Report.

/s/ WithumSmith+Brown, PC

East Brunswick, New Jersey

March 20, 2026